Skadden, Arps, Slate, Meagher & Flom llp
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

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September 8, 2010	FRANKFURT
HONG KONG
LONDON
VIA EDGAR AND COURIER	MOSCOW
MUNICH
Division of Corporation Finance	PARIS
Securities and Exchange Commission	SÃO PAULO
100 F Street, N.E.	SHANGHAI
Washington, D.C. 20549	SINGAPORE
Attn: H. Christopher Owings, Assistant Director	SYDNEY

RE:	RRI Energy, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed August 12, 2010 File No. 333-167192
Dear Mr. Owings:
     On behalf of RRI Energy, Inc. (“RRI”) we hereby submit responses to the Staff’s comments regarding RRI’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed on August 12, 2010 (“Amendment No. 2”), as set forth in the Securities and Exchange Commission’s letter to Michael L. Jines, dated August 30, 2010 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Mirant Corporation (“Mirant”) regarding the Staff’s comments to Amendment No. 2. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), including exhibits. We are also providing via courier five copies of Amendment No. 3, including exhibits, and two copies of Amendment No. 3 marked to show changes from Amendment No. 2.
     Amendment No. 3 incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 3. The references to page numbers and footnotes in the headings are to Amendment No. 2.

Division of Corporation Finance
September 8, 2010

General
1.	Comments regarding Mirant’s confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response: RRI and Mirant acknowledge the Staff’s comment and Mirant will respond to the Staff’s comments to Mirant’s confidential treatment request upon receipt.
Summary, page 1
Material U.S. Federal Income Tax Consequences of the Merger, page 5
2.	We note your response to comment 1 in our letter dated July 26, 2010. You must clearly provide a firm conclusion regarding the tax consequences of the transaction to investors. Please delete the assumption that the merger will qualify as a reorganization in the last sentence of the first paragraph.

Response: The disclosure set forth in the section of the Registration Statement entitled “Summary – Material U.S. Federal Income Tax Consequences of the Merger” on page 5 of Amendment No. 3 has been revised in response to the Staff’s comment.

3.	We note your response to comment 2 in our letter dated July 26, 2010. Since the tax opinions must be filed before the registration statement is declared effective, please also disclose that counsel have opined that the merger will qualify as a reorganization and that shareholders will not recognize a gain or loss.

Response: The disclosure set forth in the section of the Registration Statement entitled “Summary – Material U.S. Federal Income Tax Consequences of the Merger” on page 5 of Amendment No. 3 has been revised in response to the Staff’s comment.

Division of Corporation Finance
September 8, 2010

The Merger, page 26
Background of the Merger, page 26
4.	We note your response to comment 4 in our letter dated July 26, 2010 and the related revisions in your filing. It still remains unclear why Mirant was not interested in pursuing a business combination with Party B in February of 2010. Specifically, please explain why Party B did not present a sufficiently attractive strategic alternative.

Response: As previously discussed with the Staff, Mirant is unable to provide further disclosure regarding its discussions with Party B due to restrictions contained in an executed confidentiality agreement with Party B and other concerns.
U.S. Federal Income Tax Consequences to Mirant Stockholders, page 64
5.	Please also disclose that counsel has opined that Mirant shareholders will not recognize a gain or loss as a result of the merger.

Response: The disclosure set forth in the section of the Registration Statement entitled “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Consequences to Mirant Stockholders” beginning on page 64 of Amendment No. 3 has been revised in response to the Staff’s comment.
Exhibit 8.1
6.	Counsel must express a firm conclusion on the material federal income tax consequences to the holders of Mirant common stock whose shares of Mirant common stock are exchanged in the merger for shares of RRl common stock. As described in the registration statement, please revise the opinion to also address that these shareholders will not recognize a gain or loss. This comment also applies to the tax opinion filed as Exhibit 8.2.

Response: The form of tax opinion of each of Wachtell, Lipton, Rosen & Katz, counsel to Mirant, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RRI, have been revised in response to the Staff’s comment.

Division of Corporation Finance
September 8, 2010

7.	Counsel cannot assume that the merger is a statutory merger. Please delete assumption (v) in the second paragraph. Also delete assumption (vi) in the same paragraph.
Response: The form of tax opinion of Wachtell, Lipton, Rosen & Katz, counsel to Mirant, has been revised in response to the Staff’s comment.
8.	We note the qualification in the penultimate paragraph to “current provisions” of relevant authority. Please revise this language or confirm that you will refile an opinion on the day you want the registration statement to go effective. This comment also applies to the last paragraph of the tax opinion filed as Exhibit 8.2.
Response: Mirant and RRI hereby confirm that the form of tax opinion filed as Exhibit 8.1 and the form of tax opinion filed as Exhibit 8.2 will each be executed and filed on the date that the Registration Statement is declared effective by the Commission.
9.	Please identify in the opinion the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, rulings of the Internal Revenue Service, etc. that tax counsel deems relevant in opining that the merger will qualify as a reorganization and that shareholders will not recognize a gain or loss. This comment also applies to the tax opinion filed as Exhibit 8.2.
Response: Wachtell, Lipton, Rosen & Katz, counsel to Mirant, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RRI, will each execute and file on the date that the Registration Statement is declared effective by the Commission an opinion that under current United States federal income tax law, (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) a Mirant stockholder whose shares of Mirant common stock are exchanged in the Merger for shares of RRI common stock will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of RRI common stock.
These opinions will rely on an analysis of Section 368 of the Code, the Treasury Regulations promulgated under Section 368 of the Code, relevant judicial decisions, administrative interpretations and other authorities to conclude that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will also rely on an analysis of Section 354 of the Code, the Treasury Regulations promulgated under Section 354 of the Code, relevant judicial decisions, administrative interpretations and other authorities to

Division of Corporation Finance
September 8, 2010

conclude that no gain or loss will be recognized if stock in a corporation a party to a reorganization is, in pursuance of the plan of reorganization, exchanged solely for stock in another corporation a party to the reorganization. In addition to the foregoing, Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP have each considered other relevant provisions of the Code, Regulations, judicial decisions, administrative interpretations and such other authorities that each considered relevant.
Exhibit 99.3
10.	We note your response to comment 23 in our letter dated July 26, 2010. Please file the updated consent of Goldman, Sachs & Co.
Response: The updated consent of Goldman, Sachs & Co. has been filed as Exhibit 99.3 in response to the Staff’s comment.

Division of Corporation Finance
September 8, 2010

     RRI acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve RRI from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	RRI may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 371-7000. Please send any future responses by facsimile to RRI at (832) 357-0140 (Attention: Michael L. Jines), Mirant at (678) 579-6770 (Attention: Julia A. Houston), Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5200 (Attention: Michael P. Rogan) and Wachtell, Lipton, Rosen & Katz at (212) 403-2218 (Attention: Daniel A. Neff).

Sincerely,
/s/ Michael P. Rogan

Michael P. Rogan

cc:	Michael L. Jines (RRI Energy, Inc.) Julia A. Houston (Mirant Corporation) Daniel A. Neff (Wachtell, Lipton, Rosen & Katz)